

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Denis Corin
Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East
Suite 300
Seattle, Washington 98102

   Re: Tapimmune, Inc.
     Item 4.02 Form 8-K
     Filed March 30, 2011
     File No. 000-27239

Dear Mr. Corin:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        Christine Allen
        Staff Accountant